

25002784

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5 ✱
PART III SEC Mail Processing

SEC FILE NUMBER
8-68605

FACING PAGE
FEB 18 2025

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ Washington, DC 12/31/24

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Roc Global, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth Avenue, 4th Floor

(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arthur Muscio	917 455-3697	art@rocgs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davis, Ward & Hochman, LLP

(Name – if individual, state last, first, and middle name)

150 East 58th Street	New York	N.Y.	10155
(Address)	(City)	(State)	(Zip Code)

6/30/2010	5182
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

OATH OR AFFIRMATION

I, __Joseph Garofoli_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Roc Global, LLC_____, as of __12/31_____, 2 024__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Antuanet Concha
NOTARY PUBLIC- STATE OF NEW YORK
No. 01CO6213859
Qualified In Nassau County
My Commission expires on November 23, 2025
Certificate filed in Kings, New York and Queens Counties

Signature:

Title:
Managing Member

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

2B



150 East 58th Street, 20th Floor
New York, NY 10155
Tel: (212) 230-2600
www.dwhllp.com

Davis, Ward & Hochman, LLP
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Roc Global, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roc Global, LLC (the "Company"), a Connecticut Limited Liability Company, as of December 31, 2024, and the related notes to the statement of financial condition. In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud.   The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides reasonable basis for our opinion.

We have served as the Company's auditor since 2011.

Davis, Ward + Hochman, LLP.

Davis, Ward & Hochman, LLP
New York, New York
February 10, 2025

3

ROC GLOBAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$ 319,901
Prepaid expenses and other assets	43,106
Total assets	$ 363,007

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	134,466
Total liabilities	134,466
MEMBER'S EQUITY	228,541
Total liabilities and member's equity	$ 363,007

See accompanying notes to statement of financial condition.

Note 1 - Summary of Business and Significant Accounting Policies

Organization and Business Overview

Roc Global, LLC (the "Company") was organized pursuant to the laws of the State of Connecticut and is a wholly owned subsidiary of Roc Global Holdings, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and regulated by Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services to its clients which include originating and arranging the private placement distribution of securities on a best efforts basis, participating as a selling group participant, providing debt and mergers and acquisition advisory services, and acting as a broker or dealer selling equity linked securities and convertible securities.

Basis of Accounting

The Company's statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue from Contracts with Clients

The Company accounts for revenue earned from contracts with clients for services such as investment banking under ASC Topic No. 606, "Revenue from Contracts with Customers" ("ASC 606"). As such, revenues for these services are recognized when the performance obligations related to the underlying transaction are completed.

Investment Banking

Investment banking revenues are composed of origination, distribution, and advisory fees and the related revenues are generally contingent on a successful transaction.

Fees arising from private placements are recognized upon completion of the underlying transaction based upon the terms of the assignment, which is on the date of the successful closing of the transaction. The Company believes that the closing date is the appropriate point in time to recognize revenue as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the securities offering at that point.

Note 1 - Summary of Business and Significant Accounting Policies - continued

Investment Banking (continued)

Fees arising from advisory service arrangements are generally recognized when the services related to the underlying transaction are completed under the terms of the assignment, which is typically the closing of the advisory related transaction.

In certain transactions the Company may be paid a non-refundable retainer or fee, which is recognized as revenue when the services are provided or the requirements for the retainer or fee are satisfied.

Expenses associated with investment banking transactions are recognized when incurred and are recorded in operating expenses, net of client reimbursements.

Principal Transactions

The Company executes transactions as an intermediary (riskless-principal) by serving as a trading counterparty to both the buyer and the seller in matching back-to-back trades. Securities transactions and the related revenues and expenses are recorded on a trade-date basis.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Equipment

The Company expenses any computer and office equipment related costs that are individually $1,500 and below.

Note 1 - Summary of Business and Significant Accounting Policies – continued

Financial Instruments

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which modifies the measurement of expected credit losses of certain financial instruments, including accounts receivable. Expected credit losses as well as changes to expected credit losses during the period are recognized in earnings. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The Company adopted this ASU on January 1, 2022, with no material impact to the Company's Statement of Financial Condition.

Accounts Receivable

Accounts receivable are stated at their carry value and relate to fees receivable from customers associated with its investment banking activities. At December 31, 2024, there were no accounts receivable.

Income Taxes

The Company is organized as a limited liability company and is taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes. These taxes are the responsibility of the member who includes the Company's income and deductions in their income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic No. 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The amount of unrecognized tax benefits as of December 31, 2024 is $0.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years subject to examination include the years 2021 and forward.

Note 1 - Summary of Business and Significant Accounting Policies – continued

Fair Value Measurements

ASC Topic No. 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value and establishes a framework for measuring fair value. The Company adopted the provisions codified within ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 establishes fair value hierarchy levels that prioritize the inputs used in valuations determining fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are primarily quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs based on the Company's own assumptions.

Note 2 - Related Parties

The Parent files a consolidated return for New York City unincorporated business taxes ("UBT"). The Parent charges the Company its share of UBT. As a result of the current year's net loss and prior net operating loss carryforwards, there were no UBT related expenses for the year ended December 31, 2024.

Note 3 - Net Capital and Other Regulatory Requirements

As a broker-dealer, the Company is subject to the SEC regulations and operating guidelines, which require the Company to maintain a specific amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

As of December 31, 2024, the Company had net capital of $185,435, which was $176,471 in excess of its required minimum net capital of $8,964. The Company's ratio of aggregate indebtedness to net capital ratio was 0.7251 to 1 at December 31, 2024.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Therefore, the Company is not required to make periodic computations of the reserve requirements for the exclusive benefit of customers.

Note 4 – Office Space

The Company leases its office facilities under a short-term space and service agreement ("Space Agreement"). The Space Agreement commenced on November 1, 2024 and matures on May 31, 2025.

Future minimum Space Agreement payments are approximately $45,000 for the period January 1, 2025 to May 31, 2025. The Company elected not to apply the recognition requirements of Accounting Standards Codification Topic 842 ("ASC-842") for the Space Agreement since the Space Agreement met the ASC-842 definition of a short-term lease.

Note 5 - Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company has a potential concentration of credit risk in that it maintains cash deposits with one major financial institution. At times, the amount on deposit at this institution may exceed the maximum balance insured by the Federal Deposit Insurance Corporation. Management has determined that the concentration subjects the Company to minimal risk only. At December 31, 2024, there were uninsured amounts.

The Company's customers and counterparties are primarily institutional and consist of banks, hedge funds, mutual funds, pension plans, brokers and dealers, and other financial institutions.

Due to the nature of the Company's business, large transactions with customers may occur each year.

Note 7 - Subsequent Events

The Company has evaluated subsequent events from January 1, 2025 through February 10, 2025, the date the statement of financial condition was available to be issued and has determined there are no events to disclose.